UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_______________________

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Alan J. Sokol
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, Florida, 33146
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

November 29, 2017
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sokol, Alan J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,416 (1) (See Item 4 and Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 668,750 (2) (See Item 4 and Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,416 (1)(2) (See Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (3)
14	TYPE OF REPORTING PERSON IN

______________
(1)
Includes 116,666 shares of restricted Class A common stock granted pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan that will vest in equal annual installments on each of the second and third anniversaries of April 5, 2016, subject to the Reporting Person’s continued employment with Hemisphere Media Group, Inc. Also includes 100,000 shares of restricted Class A common stock that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 (the “Effective Date”).

(2)
Includes 292,925 shares of Class A common stock and 375,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of November 29, 2017. Also includes 1,650 warrants exercisable at any time at the option of the Reporting Person into 825 shares of Issuer’s Class A common stock. Does not include (i) 212,500 shares of Class A common stock issuable upon exercise of stock options that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date, (ii) 37,500 shares of Class A common stock issuable upon exercise of stock options that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date, which options are being held in constructive trust by the Reporting Person until the vesting condition (as described in Item 4 below) is satisfied, at which point such options shall be transferred pursuant to the DRO (as defined below), and (iii) 200,000 shares of Class A common stock issuable upon exercise of stock options that will vest in equal annual installments on each of the second and third anniversaries of April 5, 2016.

(3)	Based on 20,327,636 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2017.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 4

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the corresponding items in the Schedule 13D filed with the Commission by Mr. Sokol (the “Reporting Person”) on November 15, 2016 (the “Original Schedule 13D”), as specifically set forth herein, and except as otherwise specified in this Amendment No. 1, all other items of the Original Schedule 13D remain unchanged in all material respects.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 1 is being filed to report that, as a result of the transfer of certain securities of the Issuer to the Reporting Person’s former spouse pursuant to a domestic relations order (the “DRO”), the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Class A common stock.  The Reporting Person’s percentage of beneficial ownership of the Issuer’s Class A common stock decreased solely due to the transfer of Class A common stock of the Issuer, options to purchase Class A common stock of the Issuer (“Options”) and warrants to purchase Class A common stock of the Issuer (“Warrants”) pursuant to the DRO.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

In connection with the DRO, the Reporting Person transferred the following securities to his former spouse: (i) 250,545 shares of Class A common stock, (ii) 275,000 Options, and (iii) 1,650 Warrants.  In addition, the Reporting Person is holding in constructive trust for the benefit of his ex-wife until the vesting condition is satisfied 37,500 shares of Class A common stock issuable upon exercise of stock options that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date.  At the time such vesting condition is satisfied, the Reporting Person will transfer such vested Options to his former spouse pursuant to the DRO. Because the 37,500 Options subject to vesting will be transferred immediately upon vesting pursuant to the DRO, the Reporting Person no longer reports such Options as beneficially owned and disclaims beneficial ownership over such Options and any of the other securities in which beneficial ownership was transferred to his former spouse as reported herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Person is the beneficial owner of 885,416 shares of Class A common stock representing approximately 4.3% of the Class A common stock, including 509,591 shares of the Issuer’s Class A common stock, 1,650 Warrants exercisable at any time at the option of the Reporting Person into 825 shares of the Class A common stock and 375,000 shares of Class A common stock issuable upon exercise of Options exercisable within 60 days of December 1, 2017. The Reporting Person has sole power to direct the voting of (i) 116,666 shares of restricted Class A common stock that will vest in equal annual installments on each of the second and third anniversaries of April 5, 2016 and (ii) 100,000 shares of restricted Class A common stock that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013. The Reporting Person has sole power to direct the disposition of (i) 292,925 shares of Class A common stock, (ii) 375,000 shares of Class A common stock issuable upon exercise of Options exercisable within 60 days of December 1, 2017, and (iii) 1,650 Warrants exercisable at any time at the option of the Reporting Person into 825 shares of Class A common stock. Percentage ownership is based on 20,327,636 shares of the Issuer’s Class A common stock issued and outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017. On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock, $0.0001 par value per share (“Class B common stock”), into shares of Class A common stock, the Reporting Person owns approximately 2.01% of the Issuer’s capital stock.

(c) Not applicable.

(d) Not applicable.

(e) As of November 29, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A common stock of the Issuer.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2017

By:	/s/ Alan J. Sokol
Name: Alan J. Sokol
Title: Chief Executive Office, President and Director of the Issuer